December 15, 2008

James B. Kimsey
President and CEO
Newnan Coweta Bancshares, Inc.
145 Millard Farmer Industrial Blvd
Newnan, GA 30263

> **Re: Newnan Coweta Bancshares, Inc.**
> **Amendment to Schedule 14A**
> **Filed December 2, 2008**
> **File No. 000-33221**

Dear Mr. Kimsey:

We have completed our limited review of your Preliminary Schedule 14A and related filings and have no further comments at this time.

Sincerely,

Kathryn McHale
Staff Attorney